Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC.

AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2025 AND 2024

TABLE OF CONTENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets	2-3
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	4
Unaudited Condensed Interim Consolidated Statements of Changes in Equity	5-6
Unaudited Condensed Interim Consolidated Statements of Cash Flows	7-8
Notes to Unaudited Condensed Interim Consolidated Financial Statements	9-41

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Expressed in United States dollars)

Items	Notes	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
Assets
Current assets
Cash and cash equivalents	5	$10,110,206	$21,699,202
Financial assets at fair value through profit or loss		1,000	1,000
Restricted deposits	6 and 32	16,019,748	15,773,099
Unbilled receivables (Contract assets)	21	36,883,629	34,306,195
Accounts receivable, net	7	43,794,936	25,670,157
Inventories	8	-	5,199
Prepayments	9	18,035,818	28,632,212
Other receivables, net		401,684	432,696
Other current assets		176,903	151,816
Total current assets		125,423,924	126,671,576

Non-current assets
Property and equipment	10 and 32	16,831,268	14,939,143
Right-of-use assets		436,504	505,345
Intangible assets	11	2,675,916	2,931,661
Deferred tax assets	27	11,266,450	6,938,213
Prepayments	9	259,662	315,304
Financial assets at fair value through profit or loss	37(g)	4,000,000	-
Other non-current assets	12	1,852,330	1,494,740
Total non-current assets		37,322,130	27,124,406
Total assets		$162,746,054	$153,795,982

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Expressed in United States dollars)

Items	Notes	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	13	$12,187,029	$15,073,458
Contract liabilities	21	265,236	273,227
Accounts payable		30,495,390	26,039,076
Other payables	14	1,189,270	2,451,135
Provisions		70,664	37,673
Lease liabilities		206,193	210,448
Income tax liabilities	27	11,063,923	9,028,829
Warrant liabilities	17	732,887	20,082,272
Long-term borrowings, current portion	15	1,747,816	1,972,371
Other current liabilities		96,574	142,796
Total current liabilities		58,054,982	75,311,285
Non-current liabilities
Long-term borrowings	15	4,159,459	4,372,188
Provisions		25,159	22,013
Deferred tax liabilities	27	1,435,534	42,897
Lease liabilities		480,984	579,699
Guarantee deposits received		408,942	364,047
Total non-current liabilities		6,510,078	5,380,844
Total liabilities		64,565,060	80,692,129
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	19	21,625	19,443
Capital surplus
Capital surplus		288,904,900	254,585,267
Retained earnings	20
Accumulated deficit		(156,741,789)	(148,238,729)
Other equity interest
Financial statements translation differences of foreign operations		1,001,735	(55,500)
Treasury shares	19	(35,005,477)	(33,206,628)
Equity attributable to owners of the parent		98,180,994	73,103,853
Total equity		98,180,994	73,103,853
Significant contingent liabilities and unrecognized contract commitments	33
Total liabilities and equity		$162,746,054	$153,795,982

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

		Six Months Ended June 30
Items	Notes	2025 (Unaudited)	2024 (Unaudited)
Revenue	21	$39,325,839	$20,674,691
Cost of revenue	8, 25 and 26	(25,877,004)	(2,995,637)
Gross profit		13,448,835	17,679,054
Operating expenses:	25 and 26
Selling and marketing expenses		(742,592)	(666,312)
General and administrative expenses		(7,270,555)	(6,381,907)
Research and development expenses		(1,226,139)	(1,149,834)
Currency exchange losses, net*		(11,552,001)	(5,028,955)
Fair value remeasurement of financial instruments		(1,531,210)	(3,278,410)
Other income		90,529	84,870
Other gains (losses), net	22	(287,314)	515,123
Total operating expenses		(22,519,282)	(15,905,425)
Operating income (loss)		(9,070,447)	1,773,629
Non-operating income (expenses)
Interest income	23	1,177,271	392,455
Finance costs	24	(293,673)	(416,605)
Total non-operating income (expenses)		883,598	(24,150)
Profit (loss) before income tax		(8,186,849)	1,749,479
Income tax expense	27	(316,211)	(137,891)
Profit (loss) for the period		(8,503,060)	1,611,588
Other comprehensive income (loss)
Components of other comprehensive income (loss) that may not be reclassified to profit or loss
Remeasurement of defined benefit plans		-	2,112
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		1,057,235	(1,949,532)
Other comprehensive income (loss) for the period, net of tax		1,057,235	(1,947,420)
Total comprehensive loss for the period		(7,445,825)	(335,832)
Earning (loss) per share
Basic earning (loss) per share	28	$(0.43)	$0.17
Diluted earning (loss) per share	28	$(0.43)	$0.15
Weighted average shares of ordinary shares outstanding
Basic		19,819,284	9,330,948
Diluted		19,819,284	10,413,870

*	During the six months ended June 30, 2025 and 2024, net currency exchange losses amounted to $12,630,726 and $5,883,074, respectively, due to devaluation of monetary assets denominated in the Egyptian pound arising from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024.

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Share Capital Ordinary share	Additional paid in capital in excess of par value of ordinary share	Employee share options	Restricted share units	Accumulated deficit	Financial statements translation differences of foreign operation	Treasury shares	Total

Balance at January 1, 2025		$19,443	$253,786,028	$764,333	$34,906	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853
Loss for the period		-	-	-	-	(8,503,060)	-	-	(8,503,060)
Other Comprehensive income for the period		-	-	-	-	-	1,057,235	-	1,057,235
Total comprehensive income (loss) for the period		-	-	-	-	(8,503,060)	1,057,235	-	(7,445,825)
Employee share option plans	16	2	17,794	-	-	-	-	-	17,796
Treasury stocks buyback	19	-	-	-	-	-	-	(1,798,849)	(1,798,849)
Share-based payment for professional services	16	15	271,035	-	-	-	-	-	271,050
Issuance of restricted share units	19	16	69,129	-	403,497	-	-	-	472,642
Exercise of warrants	19	2,149	33,558,178	-	-	-	-	-	33,560,327
Balance at June 30, 2025		$21,625	$287,702,164	$764,333	$438,403	$(156,741,789)	$1,001,735	$(35,005,477)	$98,180,994

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Share Capital Ordinary share	Additional paid in capital in excess of par value of ordinary share	Employee share options	Restricted share units	Accumulated deficit	Financial statements translation differences of foreign operation	Treasury shares	Total

Balance at January 1, 2024		$7,846	$165,228,386	$764,333	$175,599	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733
Profit for the period		-	-	-	-	1,611,588	-	-	1,611,588
Other Comprehensive income (loss) for the period		-	-	-	-	2,112	(1,949,532)	-	(1,947,420)
Total comprehensive income (loss) for the period		-	-	-	-	1,613,700	(1,949,532)	-	(335,832)
Share-based payment for professional services & acquisition of intangible asset	19	127	722,049	-	-	-	-	-	722,176
Exercise of convertible preference shares	19	2,178	6,264,479	-	-	-	-	-	6,266,657
Issuance of restricted share units	19	5	30,734	-	(69,795)	-	-	-	(39,056)
Issuance of ordinary shares	19	2,143	11,287,861	-	-	-	-	-	11,290,004
Balance at June 30, 2024		$12,299	$183,533,509	$764,333	$105,804	$(81,785,609)	$(994,514)	$(29,580,140)	$72,055,682

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

		Six months ended June 30
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$(8,186,849)	$1,749,479
Adjustments
Adjustments to reconcile profit (loss)
Expected credit losses	25	6,107	364,640
Depreciation expenses	10 and 25	325,824	275,746
Amortization expenses	11 and 25	317,806	442,242
Gain on disposal of property and equipment	22	-	(73)
Share-based payment expenses	16 and 19	271,050	722,176
Share-based compensation expenses	16	472,642	-
Interest expense	24	293,673	416,605
Interest income	23	(1,177,271)	(392,455)
Unrealized exchange loss		11,224,264	3,993,733
Loss on financial liabilities at fair value through profit or loss	17 and 18	1,531,210	3,278,410
Gain on financial assets at fair value through profit or loss	22	-	(548,944)
Changes in operating assets and liabilities
Changes in operating assets
Unbilled receivables (Contract assets)		(39,419,954)	(20,027,585)
Accounts receivable, net		6,933,000	3,051,025
Inventories		5,362	1,316
Prepayments		12,749,966	(685,966)
Other receivables		-	(433,302)
Other current and non-current assets		(18,406)	528,649
Changes in operating liabilities
Contract liabilities		(37,362)	(59,403)
Notes payable		-	34
Accounts payable		4,232,202	(2,160,932)
Other payables		(1,472,181)	(1,500,939)
Provisions		24,003	(79,505)
Other current and non-current liabilities		(54,820)	48,669
Guarantee deposits received		512	-
Cash flows used in operations		(11,979,222)	(11,016,380)
Interest received		1,205,745	448,299
Interest paid		(324,623)	(672,592)
Tax paid		(1,420,411)	(18,106)
Net cash used in operating activities		(12,518,511)	(11,258,779)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	29	(328,833)	(363,096)
Proceeds from disposal of property and equipment		-	143
Acquisition of intangible assets	29	(54,987)	(57,982)
Financial assets at fair value through profit or loss		(4,000,000)	-
Investment in restricted deposits		(179,930)	-
Guarantee deposits paid		(289,069)	(41,291)
Net cash flows used in investing activities		(4,852,819)	(462,226)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	30	14,327,643	7,050,890
Repayments of short-term borrowings	30	(18,680,180)	(6,622,572)
Repayments of long-term borrowings	30	(1,105,138)	(750,819)
Principal repayment of lease liabilities	30	(106,870)	(68,252)
Repayments of loan from shareholders	31	-	(3,000,000)
Buyback of treasury stocks	19	(1,798,849)	-
Exercise of share options	16	17,796	-
Proceeds from preferred shares and private warrants	17, 18 and 19	12,679,732	9,650,000
Exercise of restricted share units		-	(39,056)
Proceeds from issuance ordinary share		-	11,290,004
Net cash flows from financing activities		5,334,134	17,510,195
Effect of foreign exchange rate changes		448,200	122,449
Net (decrease) increase in cash and cash equivalents		(11,588,996)	5,911,639
Cash and cash equivalents at beginning of period	5	21,699,202	5,306,857
Cash and cash equivalents at end of period	5	$10,110,206	$11,218,496

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed in US dollars, except as otherwise indicated)

1.	Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology.

On July 14, 2022, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Audit Committee on August 14, 2025.

3.	Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRS”)

a)	Amendments to IFRS and the new interpretation that are mandatorily effective for the current reporting period

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025

The Group has adopted the above new standards, interpretations and amendments as of the effective date, as applicable. Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Amendments to IFRS 9 and IFRS 7, ‘Contracts referencing nature–dependent electricity’ and ‘Classification and Measurement of Financial Instruments’	January 1, 2026
Annual improvements to IFRS Accounting Standards–Volume 11	January 1, 2026
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027

Based on the Group’s assessment, the above standards and interpretations will not have any significant impact to the Group’s financial condition and financial performance.

4.	Summary of material accounting policy information

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS that was effective as issued by the IASB.

c)	Basis of preparation

(a)

These unaudited condensed interim consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. These interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Financial assets and liabilities at fair value through profit or loss.

ii)	Financial assets and liabilities at fair value through other comprehensive income or loss.

(b)	The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. There have been no significant changes in the Group’s critical accounting policies and estimates during the six months ended June 30, 2025, compared to those disclosed in Note 4 ee) – Critical Accounting Judgments, Estimates and Key Sources of Assumption Uncertainty to the Group’s audited consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024.

d)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, as if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

(b)	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of investor	Name of Subsidiary	Main business Activities	June 30, 2025	December 31, 2024	Note
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information software and data processing services	100%	100%
The Company	ISSCore Technology, Inc.	Information software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information software and data processing services	100%	100%	Note 1
The Company	Gorilla SPAC Partners Co. (Global)	Dormant corporation	100%	100%
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information software and data processing services	100%	100%
The Company	Gorilla Technology Egypt LLC (Gorilla Egypt)	Information software and data processing services	100%	100%
Gorilla UK and Gorilla Egypt	Gorilla Distribution Egypt	Software and hardware distribution services	100%	100%
Gorilla UK	Gorilla Technology Inc. (Gorilla Taiwan)	Information software and data processing services	100%	100%	Note 2
Gorilla UK	NSGUARD Technology Inc. (NSGUARD)	Information software and data processing services	100%	100%	Note 2
Gorilla UK	Gorilla Technology (India) Private Limited (Gorilla India)	Information software and data processing services	100%	100%
Gorilla UK	Gorilla Distribution Partners Limited (Gorilla Distribution)	Software and hardware distribution services	55%	55%
The Company	Gorilla Technology (Thailand) Co., Ltd.	Information software and data processing services	100%	-	Note 3

Note 1:	Telemedia is in the process of liquidation as of June 30, 2025.
Note 2:	As part of an internal reorganization, 100% of the investments held by Gorilla BVI in Gorilla Taiwan and by Telemedia in NSGUARD were transferred to Gorilla UK in October 2024.
Note 3:	Gorilla Thailand was incorporated in January 2025.

(c)	Subsidiaries not included in consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

5.	Cash and cash equivalents

	June 30, 2025	December 31, 2024
Cash on hand	$8,222	$6,795
Checking accounts	96,990	61,475
Demand deposits	5,945,185	21,130,931
Cash in brokerage accounts	4,059,809	-
Time deposits	16,019,748	16,273,100
	26,129,954	37,472,301
Restricted deposits (Refer to clause b) below and Note 6)	(16,019,748)	(15,773,099)
	$10,110,206	$21,699,202

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	As of June 30, 2025 and 2024, some of time deposits provided as guarantees and with maturity over three months were reclassified as “restricted deposits - current” based on its nature. Details of the Group’s time deposits transferred to investments in debt instruments without active market are provided in Note 6.

c)	Details of time deposits pledged to others as collaterals are provided in Note 32.

d)	The details of interest income recognized in profit or loss from financial assets measured at amortized cost are provided in Note 23.

6.	Restricted deposits

	June 30, 2025	December 31, 2024
Time deposits:
- Current	$16,019,748	$15,773,099
	$16,019,748	$15,773,099

a)	The details of interest income recognized in profit or loss from financial assets measured at amortized cost are provided in Note 23.

b)	As of June 30, 2025 and December 31, 2024, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents these financial assets held by the Group was $16,019,748 and $15,773,099, respectively.

c)	As of June 30, 2025 and December 31, 2024, the interest rate of time deposits was 1.51%~18.00% and 0.00%~18.00%, respectively.

d)	Information relating to restricted deposits that were pledged to others as collaterals is provided in Note 32.

e)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

7.	Accounts receivable, net

	June 30, 2025	December 31, 2024
Accounts receivable	$43,886,026	$33,135,718
Less: Allowance for ECL	(91,090)	(7,465,561)
	$43,794,936	$25,670,157

a)	The aging analysis of accounts receivable is as follows:

	June 30, 2025	December 31, 2024
Not past due	$7,750,946	$514,854
Up to 90 days	14,742,788	25,147,001
91 to 180 days	426,046	105,571
181 to 365 days	20,966,246	4,290
Over 365 days	-	7,364,002
	$43,886,026	$33,135,718

The above aging analysis was based on days overdue.

b)	As of June 30, 2025 and December 31, 2024, accounts receivable were all from contracts with customers.

c)	As of June 30, 2025 and December 31, 2024, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $43,794,936 and $25,670,157, respectively.

d)	Information relating to credit risk of accounts receivable is provided in Note 36.

8.	Inventories

June 30, 2025
	Cost	Allowance for valuation loss	Book value
Finished goods	$-	$-	$-

	December 31, 2024
	Cost	Allowance for valuation loss	Book value
Finished goods	$5,199	$-	$5,199

Cost of inventories and services recognized as expense were as follows:

	Six months ended June 30
	2025	2024
Cost of goods sold	$22,975,418	$124,347
Cost of services	2,901,586	2,871,290
	$25,877,004	$2,995,637

9.	Prepayments

Items	June 30, 2025	December 31, 2024
Current items:
Prepayment for purchases	$17,159,416	$27,342,454
Prepayment for insurance expenses	194,610	847,820
Others	681,792	441,937
	$18,035,818	$28,632,212

Non-current items:
Prepayment for insurance expenses	$259,662	$315,304
	$259,662	$315,304

10.	Property and equipment

	Land (Note 1)	Buildings and structures (Note 1)	Transportation equipment	Office equipment	Other equipment (Note 2)	Total
At January 1, 2025
Cost	$11,901,824	$3,061,195	$19,431	$1,872,113	$2,263,591	$19,118,154
Accumulated depreciation	-	(896,601)	(19,431)	(1,199,925)	(2,063,054)	(4,179,011)
	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143

January 1, 2025	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143
Additions	-	26,690	-	302,143	-	328,833
Depreciation expenses	-	(38,146)	-	(179,366)	(26,550)	(244,062)
Net exchange differences	1,451,006	260,455	-	78,835	17,058	1,807,354
June 30, 2025	$13,352,830	$2,413,593	$-	$873,800	$191,045	$16,831,268

At June 30, 2025
Cost	$13,352,830	$3,461,175	$21,799	$2,404,965	$2,521,961	$21,762,730
Accumulated depreciation	-	(1,047,582)	(21,799)	(1,531,165)	(2,330,916)	(4,931,462)
	$13,352,830	$2,413,593	$-	$873,800	$191,045	$16,831,268

Note 1:	Information relating to property and equipment that were pledged to others as collaterals is provided in Note 32.
Note 2:	Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

11.	Intangible assets

	Computer software	Intellectual property rights	Total
At January 1, 2025
Cost	$582,461	$3,850,000	$4,432,461
Accumulated amortization	(415,300)	(1,085,500)	(1,500,800)
	$167,161	$2,764,500	$2,931,661

At January 1, 2025	$167,161	$2,764,500	$2,931,661
Additions	54,987	-	54,987
Amortization expenses	(146,806)	(171,000)	(317,806)
Net exchange differences	7,074	-	7,074
At June 30, 2025	$82,416	$2,593,500	$2,675,916

At June 30, 2025
Cost	$582,461	$3,850,000	$4,432,461
Accumulated amortization	(500,045)	(1,256,500)	(1,756,545)
	$82,416	$2,593,500	$2,675,916

Details of amortization on intangible assets are as follows:

	Six months ended June 30
	2025	2024
Selling and marketing expenses	$1,088	$-
General and administrative expenses	131,760	131,452
Research and development expenses	184,958	310,790
	$317,806	$442,242

12.	Other non-current assets

	June 30, 2025	December 31, 2024
Guarantee deposits	$1,782,139	$1,432,177
Others	70,191	62,563
	$1,852,330	$1,494,740

13.	Short-term borrowings

Type of borrowings	June 30, 2025	Interest rate range
Bank collateralized borrowings	$12,187,029	2.805%-2.88%
	$12,187,029

Type of borrowings	December 31, 2024	Interest rate range
Bank collateralized borrowings	$15,073,458	2.78%-6.63%
	$15,073,458

Note:	Refer to tables below for details of short-term and long-term borrowing as of June 30, 2025 and December 31, 2024. Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Hongkong and Shanghai Banking Corporation Limited, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

As of June 30, 2025
	Facility	Credit		Outstanding	Undrawn	Interest
Lender	Period	Facility	Type	Amount	Amount	Rate	Guarantor	Collateral
Lender A	12.2024-11.2025	$8,495,726	LC loan	$676,943		2.805%	None	Time deposit $1,500,000, Land, Buildings and Structures
			Short-Term Bank loan	3,020,513		2.805%	None	Same as above
			Letter of guarantee	1,068,513	3,729,757	-	None	Same as above
Lender A	03.2016-03.2031	3,247,863	Long-Term Bank loan	2,710,325		3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,709,402	Long-Term Bank loan	1,426,487		3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	341,880	Long-Term Bank loan	85,255		3.045%	None	None
Lender C	05.2024-05.2025*	6,495,726	Short-Term Bank loan	6,461,538	34,188	2.82%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	05.2019-03.2026	6,153,845	Long-Term Bank loan	661,050		2.51%	None	Same as above
Lender C	06.2023-08.2028	1,852,307	Long-Term Bank loan	1,024,157		2.52%	None	Same as above
Lender C	05.2024-07.2025	2,393,162	Short-Term Bank loan	2,028,035		2.88%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	87,774	277,354	-	None	Same as above
Lender D	06.2024-06.2025*	8,000,000	Short-Term Bank loan				None	Time deposit $4,900,000
Lender D			Letter of guarantee	200,000	7,800,000	-	None	Same as above

*	Contracts under review and not yet signed.

As of December 31, 2024
	Facility	Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	12.2024-11.2025	$7,572,525	LC loan	$591,146		2.805%	None	Time deposit $1,500,000, Land, Buildings and Structures
			Short-Term Bank loan	2,692,284		2.805%	None	Same as above
			Letter of guarantee	1,131,157	3,157,938	-	None	Same as above
Lender A	09.2020-09.2025	914,188	Long-Term Bank loan	190,456		2.97%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	2,894,929	Long-Term Bank loan	2,609,618		3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,523,647	Long-Term Bank loan	1,373,483		3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	304,729	Long-Term Bank loan	131,972		3.045%	None	None
Lender B	04.2024-04.2025	3,656,753	Short-Term Bank loan	1,889,322	1,767,431	2.78%	None	Time deposit $2,300,000
Lender C	05.2024-05.2025	5,789,859	Short-Term Bank loan	5,759,386	30,473	2.82%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	05.2019-03.2026	5,485,129	Long-Term Bank loan	982,027		2.51%	None	Same as above
Lender C	06.2023-08.2028	1,651,024	Long-Term Bank loan	1,057,003		2.52%	None	Same as above
Lender C	05.2024-07.2025	2,133,106	Short-Term Bank loan	1,807,655		2.88%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	78,236	247,215	-	None	Same as above
Lender D	06.2024-06.2025	8,000,000	Short-Term Bank loan	2,333,665		6.63%	None	Time deposit $2,550,000
Lender D			Letter of guarantee	200,000	5,466,335	-	None	Same as above

Note 1:	Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022. After his departure from the Company, Koh Sih-Ping is still the guarantor for one of the long-term loan.

14.	Other payables

	June 30, 2025	December 31, 2024
Professional fee payable	$375,650	$525,426
Salaries and bonuses payable	333,775	615,645
Pension payable	30,830	26,826
Output tax payable	75,927	44,381
Others*	373,088	1,238,857
	$1,189,270	$2,451,135

*	Others primarily includes accrued expenses and accrued interest on borrowings.

15.	Long-term borrowings

Type of borrowings	Interest rate	June 30, 2025
Bank borrowings
Collateralized and uncollateralized borrowings	2.51%-3.05%	$5,907,275
Less: Current portion		(1,747,816)
		$4,159,459

Type of borrowings	Interest rate	December 31, 2024
Bank borrowings
Collateralized and uncollateralized borrowings	2.51%-3.05%	$6,344,559
Less: Current portion		(1,972,371)
		$4,372,188

Please refer to Note 13 for details of long-term borrowings.

16.	Share-based payment

a)	For the six months ended June 30, 2025 and 2024, the Company’s share-based payment transactions were as follows:

		Quantity
		granted
		(Units)	Contract	Vesting
Type of arrangement	Grant date	(Note 1)	Period	Conditions
Employee share options	2017.1.1	10,630	5 years	Note 2
Employee share options	2018.1.1	3,400	5 years	Note 2
Employee share options	2019.1.1	18,600	5 years	Note 2
Employee share options	2021.10.5	20,741	5 years	Note 3
Employee share options	2021.10.5	11,352	5 years	Note 2
Employee share options	2022.2.23	27,468	5 years	Note 2

Note 1:	Employee share options granting period and exercise conditions are as follows:

Accumulated maximum
exercisable employee
Vesting period	share options
After 1 year	25%
After 2 years	50%
After 3 years	75%
After 4 years	100%

Note 2:	Employee share options granting period and exercise conditions are as follows:

Accumulated maximum
exercisable employee
Vesting period	share options
At the beginning of year 1	25%
At the beginning of year 2	50%
At the beginning of year 3	75%
At the beginning of year 4	100%

The share-based payment arrangements above are required to be settled by equity.

b)	During the six months ended June 30, 2025, the Company issued 15,000 ordinary shares at a price of $18.07 per share to RedChip Companies, Inc. as performance-based compensation, upon achievement of specified stock price performance targets, in accordance with the terms of the agreement.

c)	During the year ended December 31, 2023, the Company offered non-employee share-based compensation to Innvotec Limited, an acquisition advisor, for its services related to procurement of intellectual property rights from SeeQuestor Limited. The fee was set at $1,000,000, with 50% in cash and 50% in exchange for ordinary shares of the Company, issued at $9.28 per share, with piggy-back registration rights. The related shares were issued in January 2024.

d)	Share option activity under the Group’s stock-based compensation plans for employees is shown below:

	2025		2024
	No. of	Weighted average exercise	No. of	Weighted average exercise
	Options	Price	Options	Price
Options outstanding at January 1	50,421	$11.66	51,879	$11.66
Options granted	-	-	-	-
Options exercised	(1,521)	11.66	-	-
Options cancelled / forfeited	-	-	(1,458)	11.66
Options outstanding at June 30	48,900	$11.66	50,421	$11.66
Options exercisable at June 30	48,900	$11.66	50,421	$11.66

e)	Expenses incurred on share-based compensation for employees is shown below:

	Six months ended June 30
	2025	2024
Share-based compensation	$472,642	$-
	$472,642	$-

17.	Warrant liabilities

	Six months ended June 30
	2025		2024
Public Warrants	No. of units	Amount	No. of units	Amount
At January 1	958,272	$910,263	958,272	$287,482
Change in fair value	-	(177,376)	-	219,364
At June 30	958,272	$732,887	958,272	$506,846

	Six months ended June 30
	2025		2024
Private Warrants	No. of units	Amount	No. of units	Amount
At January 1	1,206,250	$19,172,009	2,000,000	$5,934,000
Warrants granted	-	-	825,000	3,642,663
Warrants exercised	(1,206,250)	(20,880,595)	-	-
Change in fair value	-	1,708,586	-	(4,592,606)
At June 30	-	$-	2,825,000	$4,984,057

a)	Public warrants may only be exercised for a whole number of shares. The public warrants will expire five years from the consummation of the business combination on July 13, 2023 (the “Closing Date”) or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) and if the closing price of the ordinary share equals or exceeds $180.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $115.00 per share. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of issuances of ordinary share at a price below its exercise price, share dividend, extraordinary dividend or capital recapitalization, capital reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

b)	The private warrants were granted along with convertible preference shares associated with a securities purchase agreement entered on September 19, 2023 and February 20, 2024, respectively. See Note 18 for the details. The private warrants had an exercise price of $5.90 per ordinary share and were exercisable at any time after its issuance until the fifth anniversary of the date they became exercisable (the “Termination Date”). The Company had the right to extend the termination date. As of June 30, 2025, all private warrants have been fully exercised.

18.	Convertible preference share liabilities

	Six months ended June 30
	2025		2024
	No. of units	Amount	No. of units	Amount
At January 1	-	$-	18,000	$7,767,238
Convertible preference share liabilities issued	-	-	10,000	6,007,337
Convertible preference share liabilities exercised	-	-	(13,114)	(6,855,259)
Change in fair value	-	-	-	7,651,652
At June 30	-	$-	14,886	$14,570,968

a)	The terms of the Convertible Preference Shares issued by the Company are as follows:

i)	The Company issued 25,000 Series A Convertible Preference Shares (the “Preference Shares”) and 20,000,000 Series A Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on September 19, 2023 in exchange for $25,000,000, which was fully received in September, 2023. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 10-to-1 ratio. As of December 31, 2024, all Series A Convertible Preference Shares had been fully converted into ordinary shares, and as of June 30, 2025, all Series A Warrants had been fully exercised.

ii)	The Company issued 10,000 Series B Convertible Preference Shares (the “Preference Shares”) and 8,250,000 Series B Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on February 20, 2024. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 10-to-1 ratio. As of December 31, 2024, all Series B Convertible Preference Shares had been fully converted into ordinary shares, and as of June 30, 2025, all Series B Warrants had been fully exercised.

iii)	The Preference Shares are perpetual and have no maturity date. The Company may, at its option, force conversion of the Preference Shares in whole or in part if the VWAP (as defined in the certificate of designation for the Preference Shares (the “Certificate of Designation”)) is at least 200% of the then in effect Conversion Price (as defined in the Certificate of Designation) for each Trading Day (as defined in the Certificate of Designation) during any 10 consecutive Trading Day period, provided that certain volume thresholds and other conditions set forth in the Certificate of Designation are met, subject certain other limitations. Each Preference Share may be converted into the number of ordinary shares obtained by dividing $1,000 by the then in effect Conversion Price (as defined in the Certificate of Designation). The Conversion Price is initially $12.50 per ordinary share, subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

b)	For the period ended June 30, 2024, 13,114 shares of the convertible preference shares have been converted into 1,246,939 shares of the Company’s ordinary shares.

19.	Share capital

a)

The Company issued 2,142,858 Series C Ordinary Share (the “Ordinary Shares”) Purchase Warrants (the “Series C Private Warrants”) associated with the securities purchase agreement entered on June 10, 2024. Each warrant sold at a price of $5.90 per ordinary share to the securities purchase agreement. The Series C Private Warrants will expire on the fifth anniversary of the date on which they become exercisable.

The Series C Private Warrants are classified as equity instruments under IFRS based on their fixed-for-fixed nature, as each warrant entitles the holder to acquire a fixed number of ordinary shares at a fixed exercise price. The warrants do not contain any features that would require or permit cash settlement, nor do they impose any contractual obligation on the Company to deliver cash or another financial asset. Accordingly, the fair value of the Series C Private Warrants was recognized within equity at the date of issuance, with no subsequent remeasurement.

b)	There were no outstanding preference shares as of June 30, 2025 and December 31, 2024.

c)

As of June 30, 2025, the Company’s authorized capital was $75,000 consisting of 73,500,000 shares of ordinary shares of a par value of US$0.001, and 15,000,000 shares of preference shares of a par value of US$0.0001 each. As of June 30, 2025, the issued capital was $21,625, consisting of 21,625,047 shares of ordinary shares.

As of December 31, 2024, the issued capital was $19,443, consisting of 19,443,242 shares of ordinary shares.

d)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2025	2024
At January 1	18,058,135	7,565,099
Warrant exercised (Refer to Note 17)	2,149,107	-
Warrant issued	-	2,142,858
New share issuance	-	122,382
Convertible preference share liabilities exercised	-	1,771,939
Restricted share units issuance	16,177	3,818
Additional paid in capital	15,000	5,390
Employee share options exercised	1,521	-
Reverse stock split adjustment	-	(101)
Treasury shares purchased (Note 1)	(100,871)	-
At June 30	20,139,069	11,611,385

Note 1:	During the period ended June 30, 2025, 100,871 shares were repurchased at a weighted average purchase price of $17.83 per share, for a total consideration of $1,798,849. Repurchased shares have been recorded as treasury shares and will be held until the Company’s Board of Directors designates them for retirement or used for other purposes.

20.	Retained earnings

a)	The Group was in a net loss and net income position for the six months ended June 30, 2025 and 2024, respectively, and no earnings distribution was resolved by the Board of Directors.

21.	Revenue

	Six months ended June 30
	2025	2024
Revenue from contracts with customers
Hardware sales
-Video IoT	$-	$20,616
-Security Convergence	-	-
Software sales
-Video IoT	-	194,541
-Security Convergence	-	-
Service revenue
-Video IoT	1,703,511	1,233,682
-Security Convergence	37,622,328	19,225,852
	$39,325,839	$20,674,691

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia and MENA regions:

Six months ended June 30, 2025	Hardware	Software	Service	Total
Total revenue streams	$22,920,688	$-	$40,131,990	$63,052,678
Inter-revenue streams	(22,920,688)	-	(806,151)	(23,726,839)
Revenue from external
Customer contracts	$-	$-	$39,325,839	$39,325,839
Timing of revenue recognition
At a point in time	$-	$-	$-	$-
Over time	-	-	39,325,839	39,325,839
	$-	$-	$39,325,839	$39,325,839

Six months ended June 30, 2024	Hardware	Software	Service	Total
Total revenue streams	$22,557	$194,541	$20,966,070	$21,183,168
Inter-revenue streams	(1,941)	-	(506,536)	(508,477)
Revenue from external
customer contracts	$20,616	$194,541	$20,459,534	$20,674,691
Timing of revenue recognition
At a point in time	$20,616	$194,541	$-	$149,669
Over time	-	-	20,459,534	20,459,534
	$20,616	$194,541	$20,459,534	$20,674,691

b)	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	June 30, 2025	December 31, 2024
Contract assets:
Unbilled receivables relating to service contracts	$36,883,629	$34,306,195
Contract liabilities:
Contract liabilities relating to service contracts	$265,236	$273,227

Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Six months ended June 30
	2025	2024

Service revenue	$42,673	$54,199

c)	Significant changes in unbilled receivables (contract assets)

Unbilled receivables increased during the six months ended June 30, 2025 and 2024, primarily due to the progress of projects toward the completion of contract activities. For the six months ended June 30, 2025, contract assets increased primarily due to the recognition of unbilled receivables and revenue when activities were performed to satisfy contractual obligations prior to the achievement of billing milestones. These amounts were partially offset by billings made upon the achievement of billing milestones, at which point the related amounts were reclassified to trade receivables, and by exchange losses resulting from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of June 30, 2025 and December 31, 2024, amounting to $136,243,444 and $170,913,623, respectively based on the currency conversion rates prevailing on those respective dates.

Management expects that the transaction price allocated to the unsatisfied contracts as of June 30, 2025 and December 31, 2024, will be recognized as revenue over the remaining six months of 2025 through 2027 and from year 2025 to 2027, respectively. Except for the above-mentioned contract, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

22.	Other gains (losses), net

	Six months ended June 30
	2025	2024
Gain on financial assets at fair value through profit or loss	$-	$548,944
Loss on sale of financial assets	(265,108)	-
Gain on disposal of property and equipment	-	73
Other losses	(22,206)	(33,894)
	$(287,314)	$515,123

23.	Interest income

	Six months ended June 30
	2025	2024
Interest income from financial assets measured at amortized cost	$1,177,263	$390,749
Others	8	1,706
	$1,177,271	$392,455

24.	Finance costs

	Six months ended June 30
	2025	2024
Interest expense:
Bank borrowings	$284,759	$292,368
Loan from shareholders (refer to Note 31)	-	113,549
Lease liabilities	8,914	10,688
	$293,673	$416,605

25.	Expenses by nature

	Six months ended June 30
	2025	2024
Employee benefit expense	$5,759,701	$4,812,094
Outsourcing charges	6,695,625	661,848
Professional services expenses	2,353,266	2,733,375
Change in inventory of finished goods	17,293,499	86,273
Expected credit loss	6,107	364,640
Insurance expenses	587,833	569,087
Amortization expenses on intangible assets	317,806	442,242
Traveling expense	508,169	342,877
Depreciation expenses on property and equipment	244,062	259,809
Depreciation expenses on right-of-use asset	81,762	15,937
Others	1,268,460	905,508
	$35,116,290	$11,193,690

26.	Employee benefit expense

	Six months ended June 30, 2025
	Cost of revenue	Operating expenses	Total
Wages and salaries	$1,372,814	$3,310,672	$4,683,486
Labor and health insurance fees	80,214	291,353	371,567
Pension	49,836	111,384	161,220
Share-based compensation expenses	-	472,642	472,642
Other personnel expenses	788	69,998	70,786
	$1,503,652	$4,256,049	$5,759,701

	Six months ended June 30, 2024
	Cost of revenue	Operating expenses	Total
Wages and salaries	$1,665,177	$2,554,388	$4,219,565
Labor and health insurance fees	125,768	250,175	375,943
Pension	57,231	98,994	156,225
Other personnel expenses		60,361	60,361
	$1,848,176	$2,963,918	$4,812,094

27.	Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits. This subsidiary is in the process of liquidation as of June 30, 2025. There were no assessable profits for the six months ended June 20, 2025 and 2024.

c)	Japan taxation

Japan profits tax has been provided for at the rate of 30.62% on the estimated assessable profits. There was no assessable profit for the six months ended June 20, 2025 as the subsidiary was liquidated in 2024.

d)	United States taxation

Tax rate is 27.98% on the estimated assessable profits. There were no assessable profits for the six months ended June 20, 2025 and 2024.

e)	United Kingdom taxation

United Kingdom profits tax has been provided for at a rate of 25% on estimated assessable profits for the six months ended June 30, 2025 (2024: 19%).

f)	India taxation

India profits tax has been provided for at the rate of 25.17% on the estimated assessable profits for the six months ended June 30, 2025 (2024: 25%).

g)	Egypt taxation

Egypt profits tax has been provided for at the rate of 22.5% on the estimated assessable profits.

h)	Components of income tax expense:

	Six months ended June 30
	2025	2024
Current tax:
Current tax on profits for the period	$2,447,928	$1,912,210
Prior year income tax overestimation	(22,022)	-
Total current tax	2,425,906	1,912,210

Deferred tax:
Origination and reversal of temporary differences	(2,109,695)	(1,781,319)
Income tax expense	$316,211	$137,891

28.	Earnings (loss) per share

	Six months ended June 30, 2025
		Weighted average
	Amount after tax	number of ordinary shares outstanding	Earnings/ (loss) per share
Basic/ diluted loss per share
Loss attributable to the parent (Note 1)	$(8,503,060)	19,819,284	$(0.43)

	Six months ended June 30, 2024
		Weighted average
	Amount after tax	number of ordinary shares outstanding	Earnings per share
Basic earnings per share
Profit attributable to the parent	$1,611,588	9,330,948	$0.17
Diluted earnings per share (Note 2)
Assumed conversion of all dilutive potential ordinary shares
- Employees’ equity compensation	-	107,710
- Warrants	-	969,822
- Share-based payment	-	5,390
Profit attributable to ordinary shareholders of the parent plus assumed conversion of all dilutive potential ordinary shares	$1,611,588	10,413,870	$0.15

Note 1:	Warrants, employee share options and restricted stock units were excluded in the computation of diluted loss per share for the six months ended June 30, 2025, as they were anti-dilutive. The number of shares that were excluded from the loss per share calculation above for the six months ended June 30, 2025, that could be dilutive in the future was 1,627,074.

Note 2:	Convertible preference shares and private warrants were excluded in the computation of diluted loss per share for the six months ended June 30, 2024. The number of shares that were excluded from the loss per share calculation above for the six months ended June 30, 2024 could be dilutive in the future were 3,913,134.

29. Supplemental cash flow information

Investing activities with partial cash payments:

	Six months ended June 30
	2025	2024
Purchase of property and equipment	$328,833	$343,372
Add: Opening balance of payable on equipment	-	19,724
Less: Ending balance of payable on equipment	-	-
Cash paid during the period	$328,833	$363,096

	Six months ended June 30
	2025	2024
Acquisition of intangible assets	$54,987	$37,508
Add: Opening balance of payable on intangible assets	-	3,020,475
Less: Ending balance of payable on intangible assets	-	(3,000,001)
Cash paid during the period	$54,987	$57,982

30. Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities- gross
At January 1, 2025	$15,073,458	$6,344,559	$790,147	$22,208,164
Changes in cash flow from financing activities	(4,352,537)	(1,105,138)	(106,870)	(5,564,545)
Changes in other non-cash items	-	-	-	-
Impact of changes in foreign exchange rate	1,466,108	667,854	3,900	2,137,862
At June 30, 2025	$12,187,029	$5,907,275	$687,177	$18,781,481

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2024	$16,449,110	$8,640,311	$53,338	$25,142,759
Changes in cash flow from financing activities	(2,571,682)	(750,819)	(68,252)	(3,390,753)
Changes in other non-cash items	-	-	539,835	539,835
Impact of changes in foreign exchange rate	(772,926)	(479,099)	267,044	(984,981)
At June 30, 2024	$13,104,502	$8,640,311	$791,965	$21,306,860

31. Related party transactions

a)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Koh Sih-Ping (Note)	Other related party
Origin Rise Limited (Note)	Other related party
Asteria Corporation	Shareholder of the Company

Note: Origin Rise Limited, which was one of the major shareholders of the Company until the Company repurchased its shares on December 5, 2022, was controlled by its sole director, Koh Sih-Ping, who retired as the Director and Chief Executive Officer of the Group on September 9, 2022. Neither has been a related party to the Group since then.

b)	The Group lists Koh Sih-Ping as the joint guarantor for one of its long-term borrowings as of December 31, 2024. Please refer to Note 13 for further details.

In March 2023, the Group entered into a shareholder loan agreement in the amount of $3,000,000 with Asteria Corporation. The Company issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024 to the lender in the same amount as the loan made. The loan was fully repaid on April 29, 2024.

The Company’s interest expense and interest payable related to the loan from related parties are as follows:

	Six months ended June 30
	2025	2024
Interest expense	$-	$113,549

	June 30, 2025	December 31, 2024
Interest payable	$-	$-

c)	Key management compensation

	Six months ended June 30
	2025	2024
Salaries and other short-term employee benefits	$889,685	$970,844
Post-employment benefits	2,447	13,697
Share-based compensation expenses	394,281	-
	$1,286,413	$984,541

32. Pledged assets

The book value of Group’s assets pledged as collateral are as follows:

Pledged assets	June 30, 2025	December 31, 2024	Purpose
Time deposits (shown as ‘Restricted deposits’)	$16,019,748	$15,773,099	Performance guarantee deposit, and short-term borrowings.
Land	13,352,830	11,901,824	Long-term and short-term borrowings
Buildings and structures	2,413,593	2,164,594	Long-term and short-term borrowings
	$31,786,171	$29,839,517

33. Significant contingent liabilities and unrecognized contract commitments

a)	The significant contingent liabilities incurred after the reporting period are provided in Note 34.

b)	The significant unrecognized contract commitments are listed below:

i)	As of June 30, 2025 and December 31, 2024, the guaranteed notes secured for service project or warranty of NSGUARD Technology Inc. amounted to $61,538 and $54,851, respectively.

ii)	As of June 30, 2025 and December 31, 2024, the banker’s letter of guarantee issued by the bank at the request of Gorilla Technology Egypt amounted to $8,063,312 and $7,869,368, respectively.

iii)	As of June 30, 2025 and December 31, 2024, the banker’s letter of guarantee issued by the bank at the request of Gorilla Technology Inc. amounted to $1,180,508 and $1,126,922, respectively.

iv)	As of June 30, 2025 and December 31, 2024, the banker’s letter of guarantee issued by the bank at the request of NSGUARD Technology Inc. amounted to $175,779 and $282,471, respectively.

v)	As of June 30, 2025, the Company had committed to spend approximately $141,807 under agreements to purchase property and equipment. This amount is net of capital advances paid which are recognized in unaudited consolidated balance sheets as “Capital work in progress” under “Property and equipment.”

34. Significant events after the reporting period

Registered Direct Offering of Common Stock

On July 2, 2025, the Company closed a registered direct offering pursuant to a prospectus supplement filed under its existing shelf registration statement on Form F-3. The Company issued 2,529,946 ordinary shares and pre-funded warrants to purchase 3,470,054 ordinary shares to a limited number of purchasers at an offering price of $17.50 per ordinary share and $17.4999 per pre-funded warrant, with an exercise price of $0.0001 per share. Gross proceeds from the offering, before deduction of placement agent fees and offering expenses, were approximately $105 million. Of the 2,529,946 ordinary shares issued, 1,485,978 were reissued from treasury shares held as of June 30, 2025. Following the offering, no ordinary shares remain held in treasury. The net proceeds from the offering are intended to be used for working capital needs, including performance guarantees or bid bonds, fulfillment of statutory capital reserve requirements for project bids, growth initiatives related to previously announced acquisitions, and other general corporate purposes.

As the transaction occurred after the reporting date, it is considered a non-adjusting event and has not been reflected in the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025.

Other Events

The Group has evaluated subsequent events till the date the consolidated financial statements were authorized for issuance. Based on this evaluation, no events or transactions have occurred subsequent to June 30, 2025, that would require adjustment to, or disclosure in the consolidated financial statements.

35. Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The gearing ratios were as follows:

	June 30, 2025	December 31, 2024
Total borrowings	$18,094,304	$21,418,016
Less: Cash and cash equivalents	(10,110,206)	(21,699,202)
Net (cash) / debt	7,984,098	(281,186)
Total equity	98,180,994	73,103,853
Total capital	$106,165,092	$73,103,853
Gearing ratio	8%	0%

36. Financial instruments

a)	Financial instruments by category

	June 30, 2025	December 31, 2024
Financial assets
Financial assets at fair value through profit or loss	$4,001,000	$1,000
Financial assets at amortized cost (Note)	72,108,713	65,007,331
	$76,109,713	$65,008,331

	June 30, 2025	December 31, 2024
Financial liabilities
Financial liabilities at amortized cost (Note)	$50,187,906	$50,272,275
Warrant liabilities	732,887	20,082,272
	$50,920,793	$70,354,547

Note: Financial assets at amortized cost include cash and cash equivalents, restricted deposits, accounts receivable, net, other receivables, net and guarantee deposits paid.

Financial liabilities at amortized cost include short-term borrowings, notes and accounts payable, other payables, guarantee deposits received and long-term borrowings (including current portion).

b)	Financial risk management policies

i)	The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial condition and financial performance.

ii)	Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of non-derivative financial instruments, and investment of excess liquidity.

c)	Significant financial risks and degrees of financial risks

i)	Market risk

Foreign exchange risk

1.	The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD, Egyptian pounds (“EGP”), GBP, INR. A significant portion of the Group’s future revenues is from the Egypt Contract, denominated in EGP. The fluctuation in exchange rate from EGP to U.S. dollars impacts the Group’s cash inflows when converting the EGP to U.S. dollars. Any significant revaluation of the EGP may have a material adverse effect on the Group’s revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar.

2.	The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	June 30, 2025
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$258,227	0.034	$8,828,273
EGP:USD	2,130,636	0.020	42,433,740
GBP:USD	13,916	1.370	19,065,463
Financial liabilities
Monetary items
NTD:USD	1,045,084	0.034	35,729,378
EGP:USD	88,586	0.020	1,762,866
GBP:USD	65,913	1.370	90,300,740

	December 31, 2024
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$516,275	0.030	$15,732,406
EGP:USD	2,594,496	0.020	50,852,122
GBP:USD	21,733	1.260	27,383,676
Financial liabilities
Monetary items
NTD:USD	496,173	0.030	15,119,853
EGP:USD	89,942	0.020	1,762,866
GBP:USD	60,172	1.260	75,816,160

3.	The total exchange gain or (loss) (including realized and unrealized) arising from significant foreign exchange variation on the monetary items held by the Group for the six months ended June 30, 2025, and 2024 amounting to ($11,552,001) and ($5,028,955), respectively.

4.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	June 30, 2025
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$88,283
EGP:USD	1%	424,337
GBP:USD	1%	190,655
Financial liabilities
Monetary items
NTD:USD	1%	357,294
EGP:USD	1%	17,629
GBP:USD	1%	903,007

	December 31, 2024
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$157,324
EGP:USD	1%	508,521
GBP:USD	1%	273,837
Financial liabilities
Monetary items
NTD:USD	1%	151,199
EGP:USD	1%	17,629
GBP:USD	1%	758,162

Price risk

As of June 30, 2025 and December 31, 2024, the Group is not exposed to material price risk of equity instrument.

Cash flow and interest rate risk

The Group held short-term borrowings with variable rates, of which short-term effective rate would change with market interest rate, and then affect the future cash flow. Every 1% increase in the market interest rate would result to an increase of $121,870 and $131,045 in the cash outflow for the six months ended June 30, 2025 and 2024, respectively.

ii)	Credit risk

1.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.	The Group manages its credit risk taking into consideration the entire Group’s concern. For banks and financial institutions, only independently rated parties with at least BBB+ credit rating determined by Standard & Poor’s are accepted. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3.	The Group adopts the following assumption under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the domestic and foreign contract payments were past due over 180 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

4.	The Group adopts the assumption under IFRS 9, that is, the default occurs when the contract payments are past due over one year. Longer payment terms are given to customers and default barely occurred even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring.

5.	The Group classifies customer’s accounts receivable and contract assets in accordance with customer types. The Group applies the modified approach using the provision matrix and loss rate methodology to estimate expected credit loss.

6.	The Group used the forecastability to adjust historical and timely information to assess the default possibility of accounts receivable. On June 30, 2025 and December 31, 2024, the provision matrix are as follows:

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 365 days past due	Total
At June 30, 2025
Expected loss rate	0.03%	0.07%~0.7%	0.7%~100%	100%
Total book value	$7,750,946	$15,168,834	$20,966,246	$-	$43,886,026
Loss allowance	2,327	10,523	78,240	-	91,090

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 365 days past due	Total
At December 31, 2024
Expected loss rate	0.03%	0.08%~91.71%	72.68%~100%	100%
Total book value	$514,854	$25,252,572	$4,290	$7,364,002	$33,135,718
Loss allowance	170	97,099	4,290	7,364,002	7,465,561

7.	Movements in relation to the Group applying the modified approach to provide ECLs for contract assets, accounts and other receivable are as follows:

	Accounts receivable	Other receivables
At January 1, 2025	$7,465,561	$521,852
Provision for ECLs	6,107	-
Write off of ECLs	(7,353,344)	-
Currency translation adjustments	(27,234)	-
At June 30, 2025	$91,090	$521,852

	Accounts receivable	Other receivables
At January 1, 2024	$13,114,951	$521,852
Provision for ECLs	897,170	-
Write off of ECLs	(6,084,336)	-
Currency translation adjustments	(462,224)	-
At December 31, 2024	$7,465,561	$521,852

8.	The Group’s credit risk exposure in relation to unbilled receivables under IFRS 9 as of June 30, 2025 and December 31, 2024 are $36,883,629 and $34,306,195, respectively.

9.	The Group held cash and cash equivalents and restricted deposits of $26,129,954 and $37,472,301 with banks as at June 30, 2025 and December 31, 2024, respectively, which are considered to have low credit risk as those banks are the large and renowned financial institutions. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

10.	No significant allowance for expected credit losses was recognized during the six months ended June 30, 2025.

11.	Other receivables and guarantee deposits of $2,183,823 and $1,864,873 as at June 30, 2025 and December 31, 2024, respectively, are considered to have low credit risk. The other receivables and other non-current assets are measured on 12-months expected credit losses and subject to material credit loss. As of June 30, 2025 and December 31, 2024, the majority amount of other receivables were not received and provided for.

iii)	Liquidity risk

1.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets.

2.	A significant portion of the Group’s future revenues is from the Egypt Contract, which is denominated in EGP. Fluctuations in the exchange rate between EGP to U.S. dollars may affect the Group’s cash inflows when converting the EGP to pay U.S. dollar-denominated expenses. The Group remains committed to closely managing this exposure to ensure that currency fluctuations do not materially impact its operations or financial condition.

3.	Please refer to Note 13 for undrawn borrowing facilities as at June 30, 2025 and December 31, 2024.

4.	The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities:

June 30, 2025	Less than 1 year	Over 1 year
Lease liabilities	$206,193	$480,984
Long-term borrowings (including current portion)	1,747,816	4,159,459

December 31, 2024	Less than 1 year	Over 1 year
Lease liabilities	$210,448	$579,699
Long-term borrowings (including current portion)	1,972,371	4,372,188

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

5.	The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

37. Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in a rent-a-captive company without active market is included in Level 3.

B.	The carrying amounts of the Group’s financial assets and financial liabilities not measured at fair value are approximate to their fair values which are provided in Note 36.

C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities is as follows:

(a)	The related information of nature of the assets and liabilities is as follows:

At June 30, 2025	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,000	$1,000
Investment in SAFE (Refer clause (g) below)	-	-	4,000,000	4,000,000
	$-	$-	$4,001,000	$4,001,000
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$732,887	$-	$-	$732,887

At December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,000	$1,000

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$910,263	$-	$19,172,009	$20,082,272

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(d)	The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial instruments. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk, etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial instruments at the consolidated balance sheet. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the six months ended June 30, 2025 and 2024, there was no transfer between Level 1 and Level 2.

(g)	On March 11, 2025, the Company entered into a Strategic Partnership Agreement with One Amazon USA Inc., in connection with a $5 million investment through a Simple Agreement for Future Equity (SAFE). The agreement designates the Company as the primary technology provider for One Amazon’s Internet of Forests initiative. SAFE is expected to convert into equity of One Amazon upon the occurrence of specified triggering events outlined in the agreement. As of June 30, 2025, the Company has paid $4 million under the SAFE. The investment is recorded as a financial asset. Given the proximity of the investment date to the period-end date, the fair value of the financial asset at period-end is considered to approximate its fair value at initial recognition.

D.	For details of changes in Level 3 instruments for the six months ended June 30, 2025 and 2024 refer to Note 17 and 18.

The Group is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value. The Finance Department has established valuation policies, processes, and rules for measuring the fair value of financial instruments and ensures compliance with the related IFRS requirements. In certain cases, the Group also engages third-party valuation specialists to support the valuation of level 3 financial instruments requiring significant judgment or use of unobservable inputs.

E.	The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at June 30, 2025	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,000	Net asset value	Not applicable	Not applicable	Not applicable
Investment in SAFE (Refer clause (g) above)	$4,000,000	Market approach	Not applicable	Not applicable	Not applicable

	Fair value at December 31, 2024	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,000	Net asset value	Not applicable	Not applicable	Not applicable

Warrant liabilities	$19,172,009	Black-Scholes Model	Risk free rate-series A	4.37%	The higher the risk free rate, the higher the fair value
			Risk free rate-series B	4.40%	The higher the risk free rate, the higher the fair value
			Price volatility - series A	119.07%	No certain positive and negative relationship between stock price volatility and fair value
			Price volatility -series B	119.07%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

The Group has carefully assessed the valuation models and assumptions used to measure fair value, and the expected changes in fair value are insignificant even if there are reasonably possible changes in inputs.

38. Segment Information

a)	General information

The Group uses the product line as basis for providing information to the chief operating decision-maker. The Group currently divides the sales order district into three major product lines: video IoT, security convergence and other. The chief operating decision-maker makes decision concerning financial management as well as evaluation of the business performance based on these three product lines; therefore, the reportable segments are video IoT, security convergence and other.

b)	Measurement of segment information

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the consolidated statements of comprehensive income (loss).

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Six months ended June 30, 2025
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$37,622,328	$1,703,511	$-	$-	$39,325,839
Inter-segment revenue	23,726,839	-	-	(23,726,839)	-
Total segment revenue	$61,349,167	$1,703,511	$-	$(23,726,839)	$39,325,839
Segment gain (loss) before tax	$(2,585,099)	$(279,204)	$(5,320,440)	$(2,106)	$(8,186,849)
Segment including :
Depreciation	$263,102	$62,454	$268	$-	$325,824
Amortization	$65,859	$12,283	$239,664	$-	$317,806
Interest income	$(932,055)	$(14,086)	$(231,130)	$-	$(1,177,271)
Interest expense	$261,003	$32,670	$-	$-	$293,673
Tax expense (benefit)	$(684,861)	$1,000,272	$800	$-	$316,211
Segment assets	$175,406,409	$131,528,290	$104,688,196	$(248,876,841)	$162,746,054
Segment liabilities	$144,709,699	$126,321,498	$11,505,107	$(217,971,244)	$64,565,060

	Six months ended June 30, 2024
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$19,225,852	$1,448,839	$-	$-	$20,674,691
Inter-segment revenue	506,478	1,941	-	(508,419)	-
Total segment revenue	$19,732,330	$1,450,780	$-	$(508,419)	$20,674,691
Segment gain (loss) before tax	$10,331,305	$581,944	$(9,268,068)	$104,298	$1,749,479
Segment including :
Depreciation	$164,733	$18,406	$92,607	$-	$275,746
Amortization	$69,251	$4,328	$368,663	$-	$442,242
Interest income	$(158,031)	$(12,545)	$(221,879)	$-	$(392,455)
Interest expense	$256,131	$36,267	$124,207	$-	$416,605
Tax expense	$121,055	$14,330	$2,506	$-	$137,891
Segment assets	$89,569,681	$11,856,603	$121,854,568	$(90,167,488)	$133,113,364
Segment liabilities	$47,090,280	$18,218,410	$83,395,402	$(87,646,410)	$61,057,682

Note 1:	Other segment is composed of holding companies and overseas subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

Note 2:	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

i)	Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the consolidated statements of comprehensive income (loss).

ii)	Refer to clause c) above for information on total consolidated profit or loss after reconciliation and reconciliation for profit or loss after tax of reportable segments during the current period.

e)	Information on product and service

The main businesses of the Group are providing information, software and data processing services. Refer to Note 21 for the disclosure information by products and services.